June Howard
Senior Vice President
Chief Accounting Officer
Financial Services

June 23, 2016

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:    Aflac Incorporated
Form 10-K for the Year Ended December 31, 2015
Filed February 25, 2016
File Number: 001-07434

Dear Mr. Rosenberg:

We appreciate the efforts of the Securities and Exchange Commission to improve the financial reporting process and compliance. We make every effort to be transparent in our financial reporting in order to allow investors to understand Aflac Incorporated and its subsidiaries (the Company) and the matters which affect our financial position and results of operations. Below we have listed your comments for ease of reference and our responses.

Comment:

Consolidated Financial Statements
Notes to Consolidated Financial Statements
1. Summary of Significant Accounting Policies
Insurance Revenue and Expense Recognition, page 90

1.
We acknowledge your response to our prior comment 1. It is our understanding that you classify your supplemental health and life insurance policies as long-duration contracts. Please further revise your proposed health and life accounting policy disclosures to clarify;

•
What you mean when you state that insurance premiums are recognized “ratably” over the life of the premium payment periods and how this policy complies with ASC 944-605-25-3 which states that premiums should be recognized over the premium payment periods when due from policy holders; and

•	Your policy for unlocking assumptions that are established at the time the contract is issued.

Response:

See Exhibit A attached for proposed disclosure enhancements to our Form 10-K Filing for the year ended December 31, 2016 and all prospective filings.

Comment:

2.
In addition, revise your accounting policy for deferred policy acquisition costs and/or policy liabilities to include the types of transactions that result in internal replacements (substantially unchanged and changed). For example, we note your disclosure on page 59 that you add riders to older policies to help offset the effect of negative interest spreads. We are unclear whether you consider this an internal replacement and if so, whether it results in a substantially unchanged or changed contract.

Response:

See Exhibit A attached for proposed disclosure enhancements to our Form 10-K Filing for the year ended December 31, 2016 and all prospective filings. Additionally, riders can be considered internal replacements that are either integrated or non-integrated resulting in either substantially changed or substantially unchanged treatment; riders are evaluated based on the specific facts and circumstances of the rider. As such we propose the following revision to our MD&A disclosure:

Reference: Pg.59 December 31, 2015 Form 10-K
We continue to monitor the spread between our new money yield and the required interest assumption for newly issued products in both the United States and Japan and will re-evaluate those assumptions as necessary. Over the next two years, we have yen-denominated securities that will mature with yields in excess of Aflac Japan's current net investment yield of 2.82%. These securities total $723 million at amortized cost and have a weighted average yield of 4.23%. Currently, when debt and perpetual securities we own mature, the proceeds may be reinvested at a yield below that of the interest required for the accretion of policy benefit liabilities on policies issued in earlier years. Overall, adequate profit margins exist in Aflac Japan's aggregate block of business because of changes in the mix of business and favorable experience from mortality, morbidity and expenses.

Thank you for your time and consideration. I look forward to discussing these items with you and your colleagues as needed. My contact information is (706) 660-7238 or jhoward@aflac.com.

Sincerely,

/s/ June Howard

June Howard

cc:    Ibolya Ignat, Senior Staff Accountant
Sharon Blume, Accounting Branch Chief

Attachments:
Exhibit A attached for proposed disclosure enhancements

Exhibit A

Proposed disclosure enhancements to our Form 10-K Filing for the year ended December 31, 2016 and all prospective filings are indicated below via underline.

Reference: Pg.90 December 31, 2015 Form 10-K

Insurance Revenue and Expense Recognition: The supplemental health and life insurance policies we issue are classified as long-duration contracts. The contract provisions generally cannot be changed or canceled during the contract period; however, we may adjust premiums for supplemental health policies issued in the United States within prescribed guidelines and with the approval of state insurance regulatory authorities.

Insurance premiums for most of the Company's health and life policies, including Cancer, Accident, Hospital, Critical Illness, Dental, Vision, Term Life, Whole Life, Long Term Care and Disability, are recognized as revenue over the premium-paying periods of the contracts when due from policyholders. When revenues are reported, the related amounts of benefits and expenses are charged against such revenues, so that profits are recognized in proportion to premium revenues during the period the policies are expected to remain in force. This association is accomplished by means of annual additions to the liability for future policy benefits and the deferral and subsequent amortization of policy acquisition costs.

Premiums from the Company's products with limited-pay features, including Term Life, Whole Life, WAYS, and Child Endowment, are collected over a significantly shorter period than the period over which benefits are provided. Premiums for these products are recognized as revenue over the premium-paying periods of the contracts when due from policyholders. Any gross premium in excess of the net premium is deferred and recorded in earnings, such that profits are recognized in a constant relationship with insurance in force. Benefits are recorded as an expense when they are incurred. A liability for future policy benefits is recorded when premiums are recognized using the net premium method.

At the policyholder's option, customers can also pay discounted advanced premiums for certain of our products. Advanced premiums are deferred and recognized when due from policyholders over the regularly scheduled premium payment period.

The calculation of deferred policy acquisition costs (DAC) and the liability for future policy benefits requires the use of estimates based on sound actuarial valuation techniques. For new policy issues, we review our actuarial assumptions and deferrable acquisition costs each year and revise them when necessary to more closely reflect recent experience and studies of actual acquisition costs. For policies in force, we evaluate DAC by major product groupings to determine that they are recoverable from future revenues, and any amounts determined not to be recoverable are charged against net earnings. We have not had any material charges to earnings for DAC that was determined not to be recoverable in any of the years presented in this Form 10-K.

Reference: Pg.93 December 31, 2015 Form 10-K

Deferred Policy Acquisition Costs: Certain direct and incremental costs of acquiring new business are deferred and amortized with interest over the premium payment periods in proportion to the ratio of annual premium income to total anticipated premium income. Anticipated premium income is estimated by using the same mortality, persistency and interest assumptions used in computing liabilities for future policy benefits. In this manner, the related acquisition expenses are matched with revenues. Deferred costs include the excess of current-year commissions over ultimate renewal-year commissions and certain incremental direct policy issue, underwriting and sales expenses. All of these incremental costs are directly related to successful policy acquisition.

For some products, policyholders can elect to modify product benefits, features, rights or coverages by exchanging a contract for a new contract or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage within a contract. These transactions are known as internal replacements. The Company performs a two-stage analysis of the internal replacements to determine if the modification is substantive to the base policy. The stages of evaluation are as follows: 1) determine if the modification is integrated with the base policy, and 2) if it is integrated, determine if the resulting contract is substantially changed.

For internal replacement transactions where the resulting contract is substantially unchanged, the policy is accounted for as a continuation of the replaced contract. Unamortized deferred acquisition costs from the original policy continue to be amortized over the expected life of the new policy, and the costs of replacing the policy are accounted for as policy maintenance costs and expensed as incurred. Examples include conversions of same age bands, certain family coverage changes, pricing era changes (decrease), and ordinary life becomes reduced paid-up and certain reinstatements.

An internal replacement transaction that results in a policy that is substantially changed is accounted for as an extinguishment of the original policy and the issuance of a new policy. Unamortized deferred acquisition costs on the original policy are immediately expensed, and the costs of acquiring the new policy are capitalized and amortized in accordance with our accounting policies for deferred acquisition costs. Further, the policy reserves are evaluated based on the new policy features, and any change (up or down) necessary is recognized at the date of contract change/modification. Examples include conversions-higher age bands, certain family coverage changes, pricing era changes (increase), lapse & re-issue, certain reinstatements and certain contract conversions.

Riders can be considered internal replacements that are either integrated or non-integrated resulting in either substantially changed or substantially unchanged treatment. Riders are evaluated based on the specific facts and circumstances of the rider and are considered expansion of the existing benefits with additional premium required. Non-integrated riders to existing contracts do not change the Company's profit expectations for the related products and are treated as a new policy establishment for incremental coverage.

We measure the recoverability of DAC and the adequacy of our policy reserves annually by performing gross premium valuations on our business. Our testing indicates that our DAC is recoverable and our policy liabilities are adequate. (See the following discussion for further information regarding policy liabilities.)

Policy Liabilities: Future policy benefits represent claims that are expected to occur in the future and are computed by a net level premium method using estimated future investment yields, persistency and recognized morbidity and mortality tables modified to reflect our experience, including a provision for adverse deviation. These assumptions are generally established and considered locked at policy inception. These assumptions may only be unlocked in certain circumstances based on the results of periodic DAC recoverability and premium deficiency testing.

Unpaid policy claims are estimates computed on an undiscounted basis using statistical analyses of historical claims experience adjusted for current trends and changed conditions. The ultimate liability may vary significantly from such estimates. We regularly adjust these estimates as new claims experience emerges and reflect the changes in operating results in the year such adjustments are made.

Other policy liabilities consist primarily of discounted advance premiums on deposit from policyholders in conjunction with their purchase of certain Aflac Japan limited-pay insurance products. These advanced premiums are deferred upon collection and recognized as premium revenue over the contractual premium payment period.

For internal replacements that are determined to not be substantially unchanged, policy liabilities related to the original policy that was replaced are immediately released, and policy liabilities are established for the new insurance contract; however, for internal replacements that are considered substantially unchanged, no changes to the reserves are recognized.

4